November 10, 2021

Via EDGAR Submission

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Andi Carpenter Kevin Stertzel Asia Timmons-Pierce Jay Ingram

Re:	Satellogic Inc. Registration Statement on Form F-4 File No. 333-258764

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form F-4 (File No. 333-258764) initially filed by Satellogic Inc. (the “Company”) with the U.S. Securities and Exchange Commission on August 12, 2021, as amended (the “Registration Statement”).

The Company hereby requests the Registration Statement be made effective at 4:00 p.m., Eastern Time, on November 12, 2021, or as soon as possible thereafter, in accordance with Rule 461 under the Securities Act of 1933, as amended.

Once the Registration Statement is effective, please confirm effectiveness with our counsel, Greenberg Traurig, P.A., by calling Flora Perez at 954-768-8210.

Very truly yours,

Satellogic Inc.

By:	/s/ Rick Dunn
Name: Rick Dunn
Title: Chief Financial Officer and Director

cc:	Flora Perez, Greenberg Traurig, P.A.
Adam Brajer, CF Acquisition Corp. V
Javad Husain, Hughes Hubbard & Reed LLP